SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 16, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.



Eletrobras

Presentation of the Results 2Q 2016

apimec

Disclaimer

This presentation may contain forward-looking statements. Such statements are not statements of historical facts but reflect the beliefs and expectations of our management and may constitute forward-looking statements within the meaning of *Comissão de Valores Mobiliários* and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the US Securities and Exchange Act of 1934, as amended. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include but are not limited to general economic, regulatory, political and business conditions in Brazil and abroad, interest rate fluctuations, inflation and the value of the real, changes in volumes and patterns of customer electricity usage, competitive conditions, our level of debt, the likelihood that we will receive payment in connection with accounts receivable, changes in rainfall and the water levels in the reservoirs used to run our hydroelectric facilities, our financing and capital expenditure plans, existing and future governmental regulation and other risks described in our registration statement and other filings with the *Comissão de Valores Mobiliários* and the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made and we do not undertake any obligation to update them in light of new information or future developments.

Eletrobras

General Information

Operation and Expansion

Financial Performance

Capital Structure

Net Debt and Financing

Strategic Planning

Largest Latin American Company in the Electric Power sector

Eletrobras

GENERATION

46,016 MW of Installed Capacity

32.9% in Brazil

TRANSMISSION

69,146 km
61,981 km ≥ 230 kV
47% in Brasil

REDEFINITION OF ELETROBRAS'S ROLE

- Restructuring of the Distribution Business
- Transfer of Sectorial Funds Management

Corporate Governance

Eletrobras

Maximization of the Company's value

- **Performance improvement**
- **Better access to the capital**
- **Contribution to the Community**
- **Alignment of Interests**

Creation of the Compliance and Risk Management Office


Good Corporate Governance Practices
Bylaws
Policies
Committees of Support to the Board of Directors
Internal Norms

CGPAR

DEST

IBGC

CVM, SEC

NYSE

BM&F BOVESPA

Corporate Governance

Independent Investigation

Eletrobras


SHAREHOLDERS
FISCAL COUNCIL
BOARD OF DIRECTORS
INDEPENDENT AUDITOR Shadow Investigation
INQUIRY COMMITTEE
FORENSIC ACCOUNTING
HOGAN LOVELLS
CVM
SEC
Public Prosecutor
DoJ

Sustainability Index

Eletrobras

Índice de Sustentabilidade Empresarial ISE 2016

MEMBER OF

Dow Jones Sustainability Indices

In Collaboration with RobecoSAM

For the ninth consecutive year, Eletrobras is part of the Corporate Sustainability Index (ISE) of BM&FBOVESPA .

For the fourth consecutive year, Eletrobras was listed in the new DJSI Emerging Markets Index, created to indicate the companies that adopt the best corporate governance practices.

Eletrobras Companies

Eletrobras

Eletrobras Cepel (100.00%)

Generation and Transmission

Eletrobras Eletronorte (99.48%)

SPEs	
G	07
T	11
Σ	18

Eletrobras Chesf (99.58%)

SPEs	
G	47
T	08
Σ	55

Eletrobras Furnas (99.56%)

SPEs	
G	57
T	19
Σ	76

Eletrobras Eletrosul (99.88%)

SPEs	
G	31
T	10
Σ	41

Eletrobras Amazonas GT (100.00%)

Generation

Eletrobras Eletronuclear (99.91%)

Eletrobras CGTEE (99.99%)

Binational Generation

ITAIPU BINACIONAL (50.00%)

Eletrobras Companies	
Business Segments	SPEs*
Generation	137
Transmission	41
Total	**178**

*The number of SPEs was adjusted, since there are Specific Purposes Entities in which more than one Eletrobras Company participates.

Distribution

Eletrobras Distribuição Acre (96.71%)

Eletrobras Distribuição Alagoas (100.00%)

Eletrobras Distribuição Piauí (100.00%)

Eletrobras Distribuição Rondônia (100.00%)

Eletrobras Distribuição Roraima (100.00%)

CELG Distribuição (50.93%)

Eletrobras Distribuição Amazonas (100.00%)

Shareholding

Eletrobras Eletropar (83.71%)

Wind Farm - Mangue Seco 2 49.0%

Belo Monte – 15.0%

Minority	
G, T and D	25 companies

SPEs Abroad

- Centrales Hidroeléctricas de Centroamerica S.A. – CHC (50.00%)
- Inambari Geração de Energia S.A. – IGESA (29.40%)
- Rouar S.A. – Parque Eólico Artilleros (50.00%)

Eletrobras

General Information

Operation and Expansion

Financial Performance

Capital Structure

Net Debt and Financing

Strategic Planning

Business Segment – 2Q16

Eletrobras

G — 625 MW

46,016 MW

24,450 MW from non-extended concessions

13,094 MW from extended concessions pursuant to Law 12,783/13 (O&M)

3,132 MW from concessions extended pursuant to Law 13,182/15

5,340 MW through participations with SPEs

T — 1,061 km

69,146 km

61,981 km ≥ 230 Kv

5,558 km from non-extended concessions

57,215 km from extended concessions pursuant to Law 12,783/13

6,373 km through participantions with SPEs

D — 108,419 Consumers

4.2 million customers

256,860 Km of Transmission Lines

459 municipalities served

Electric Energy

Generation Projects under Construction

Eletrobras


São Manoel
700 MW
Jan-18
Mauá 3
590.8 MW
Oct-16
Belo Monte
11,233.1 MW
1,259 MW in operation
Teles Pires
1,820 MW
728 MW in operation
Casa Nova
180 MW
Oct-16
Santo Antônio
3,568.3 MW
3,150.4 MW in operation
Jirau
3,750 MW
3,150 MW in operation
Wind Farm
Pindaí III
24 MW
Oct-16
Sinop
400 MW
Jan-18
Wind Farm
Pindaí II
38 MW
Oct-16
Wind Farm
Pindaí I
102 MW
Oct-16
Simplício
333.7 MW
305.7 MW in operation
Wind Farm
Cerro Chato
(2nd Expansion)
36 MW
14 MW in operation
Angra 3
1,405 MW
Dec - 22
E.Eletronorte
E.Chesf
E.Furnas
E.Eletrosul
E.Eletronuclear
Amazonas Energia
E.Holding

	Total MW	R$ Billion
Hydro	21,536.6	87.21
Thermal	1.405.0	26.14
Wind Farm	308	1.35
Thermal	590.8	1.1
Solar	10.0	0.1
Total (Elb+SPEs)	23,850.5	115.89
Total ELB	12,196.0	67.9

Basic studies and Projects - Generation

Eletrobras


RR
AP
AM
PA
MA
CE
RN
PB
PI
PE
AL
SE
AC
RO
MT
TO
BA
DF
GO
MG
ES
MS
SP
RJ
PR
SC
BRA ARG
2 Projects 1,254.6 MW
3 Projects 2,895 MW
1 Project 350 MW
6 Projects 4,182.8 MW
7 Projects 1,041 MW
2 Projects 2,200 MW
1 Project 220 MW
7 Projects 14,451.5 MW
2 Projects 596 MW
1 Project 270 MW

Studies and Projects

	Units	Installed Capacity	R$ Bi
Basic Project	04	328.5 MW	1,64
Feasibility Study	26	26,404.4 MW	81,67
Inventory	01	270 MW	-
Total	**31**	**27,007.9 MW**	**83,31**

Main Projects

S. Luiz do Tapajós	PA	8,040 MW	30.6 Bi
Jatobá	PA	2,338 MW	10.1 Bi
Marabá	PA	1,850 MW	12.4 Bi
Serra Quebrada	MA/TO	1,328 MW	4.8 Bi
Garabi	Bra/Arg	1,152 MW	4.6 Bi
Panambi	BraArg	1,048 MW	4.2 Bi
Total	-	**15,756 MW**	**66.7 Bi**

Transmission Projects in Construction

Eletrobras



	Existing	Future
Eletrobras' Transmission Lines		
Eletrobras's Transmission Lines with Partners		
Other Companies' Transmission Lines		

1. Complexo Rio Paraná
2. Complexo Rio Paranapanema
3. Complexo Rio Grande
4. Complexo Rio Paranaíba
5. Complexo Paulo Afonso

Full Participation	Partnership	Total
3,620 km - 31 transmission businesses + associated substations	6,573.6 km - 18 TL + associated SSs 2,923.5 km belonging to ELB	10,193.5 km
6,732 MVA	8,496 MVA 4,026 MVA belonging to ELB	15,228 MVA

Investment: R$ 12.8 billion, of which R$ 2.6 billion in full participation

RAP: R$ **1.26** billion

RAP = Allowed Annual Revenue

Eletrobras

General Information

Operation and Expansion

Financial Performance

Capital Structure

Net Debt and Financing

Strategic Planning

Highlights of the 2Q16

- ✓ *Net Operating Revenue of* ***R$ 33,085 million, influenced by the RBSE****;*
- ✓ *Accounting acknowledgment of the RBSE with net impact on the result amounting to* ***R$ 17,035 million;***
- ✓ *Operating Provision for the Angra 3 Nuclear Power Plant in the amount of****R$ 4,092 million****,* ***R$ 2,414 million of which*** *owing to impairment and* ***R$ 1,677 million*** *to recording of onerous contract;*
- ✓ *Reversal of provision relative to legal proceedings in the amount of R****$ 1,010 million*** *with net effect of* ***R$ 394 million****, due to an increment in the amount of* ***R$ 616 million*** *from Monetary Adjustement;*
- ✓ *EBITDA in the amount of* ***R$ 23,385 million****;*
- ✓ *Net Financial Result negative in the amount of* ***R$ 1,232 million,*** *influenced by debt charges, foreign currency exchange variation and extinction of remuneration from the 1st tranche of indemnification for the renewed concessions that were settled in the 4Q15;*
- ✓ *Adjusted Net Debt in the amount of* ***R$ 18,261 million***
- ✓ *Investments in the amount of* ***R$ 4,576,3 million,*** *equivalent to* ***32%*** *of the budget for 2016****.***



Consolidated result - 2Q16

Eletrobras

	Net Revenue	EBITDA	Net Profit
IFRS	+366% R$25,979 million	+5011% R$23,861 million	+1,042% R$14,149 million
2Q16 / 2Q15	2Q16 R$ 33,085 million / 2Q15 R$ 7,106 million	2Q16 R$ 23,385 million / 2Q15 R$ (476) million	2Q16 R$12,791 million / 2Q15 R$ (1,358) million
Managerial	2% R$169 million	225% R$656 million	-48% R$ 281 million
2Q16 / 2Q15	2Q16 R$ 7,275 million / 2Q15 R$ 7,106 million	2Q16 R$ 948 million / 2Q15 R$ 292 million	2Q16 R$ (871) million / 2Q15 R$ (590) million

	Net Revenue		EBITDA		Net Profit	
	2Q16	2Q15	2Q16	2Q15	2Q16	2Q15
	33,085	7,106	23,385	-476	12,791	-1,358
ADJUSTMENTS						
Basic Network Existing System (RBSE) Effect	-25,810	0	-25,810	0	-25,810	0
Contingencies	0	0	-596	848	-596	848
Onerous contracts	0	0	1,622	-80	1,622	-80
Impairment	0	0	2,348	0	2,348	0
Provision for Income Tax/Social Contribution on RBSE	0	0	0	0	8,775	0
= MANAGERIAL	7,275	7,106	948	292	-871	-590

Gross Operating Revenue - Consolidated

R$ million

CONSOLIDATED	2Q16	2Q15	1H16	1H15
a) Generation	**4,969**	**5,210**	**9,266**	**10,807**
Energy Sales and O&M	4,935	5,166	9,397	10,547
Construction Revenue	23	60	5	154
Itaipu Transfers	11	-16	-136	106
b) Transmission	**27,215**	**1,254**	**28,424**	**2,373**
Return Rates - Transmission	25,993	205	26,170	409
O&M Revenue	748	691	1,468	1,313
Construction Revenue	474	358	786	651
c) Distribution	**2,360**	**1,771**	**4,873**	**3,567**
Supply	2,054	1,631	4,341	3,175
Construction Revenue	215	117	372	239
CVA and other Financ. Components	91	23	160	153
Other Revenue	288	248	542	526
Gross Revenue	**34,831**	**8,483**	**43,106**	**17,272**



Revenue by Business Segment(%)
1%
11%
3%
21%
35%
51%
11%
66%
Generation
Transmission
Distribution
Other
1H16
1H15

Transmission Financial Revenue (RBSE)

Eletrobras

Transmission	R$ million				
	Chesf	Eletronorte	Eletrosul	Furnas	Total
Basic Network- RBSE - Historical Balance	1,187.0	1,732.9	513.5	4,530.1	7,963.5
Update - IPCA and Remuneration	8,618.0	3,034.6	1,447.3	12,710.3	25,810.2
Total Value of the Updated Financial Asset	9,805.0	4,767.5	1,960.8	17,240.4	33,773.7
Effect on the Result					
Operating Revenue	8,618.0	3,034.6	1,447.3	12,710.3	25,810.2
Provision for Income Tax/Social Contribution	2,930.1	1,031.8	492.1	4,321.5	8,775.5
Net Effect	5,687.9	2,002.8	955.2	8,388.8	17,034.7

Personnel, Materials and Services

R$ million

	2Q16	2Q15	%	1H16	1H15	(%)
Personnel	1,428	1,234	15.7%	2,845	2,483	14.6%
Materials	72	85	-14.8%	132	143	-7.6%
Services	733	556	31.9%	1,245	1,056	17.9%
TOTAL	**2,234**	**1,875**	**19.1%**	**4,222**	**3,682**	**14.7%**

The 2015 sheets have been adjusted to exclude the expenses of Celg-D, for comparability purposes, since this Distribution Company was deconsolidated as of the 4Q15.

Operating Provisions

Eletrobras

R$ million

Operating Provisions	Consolidated			
	2Q16	2Q15	1H16	1H15
Guarantees	11	13	15	12
Contingencies	-596	848	2,354	1,101
PCLD - Consumers and Resellers	18	151	160	253
PCLD - Financings and Loans	3	-5	9	08
Unsecured Liabilities in Subsidiaries	0	0	0	0
Onerous Contracts	1,622	-80	1,521	-155
Losses on Investments	1	25	0	48
Impairment	2,348	0	2,348	0
Adjustment to Market Value	0	0	0	0
Other	169	-51	181	-37
Total Provisions	**3,574**	**901**	**6,588**	**1,228**

Impairment - R$ million

Impairment	Accumulated 2016	2015	1H16	2Q16	1Q16
Generation	11,219	8,804	2,414	2,414	0
Angra 3	8,478	6,064	2,414	2,414	0
Samuel	418	418	0	0	0
Simplício	383	383	0	0	0
Batalha	559	559	0	0	0
Other	1,381	1,381	0	0	-7
Transmission	1,241	1,307	-66	-66	0
Distribution	518	518	0	0	0
Total	**12,978**	**10,629**	**2,348**	**2,348**	**-7**

Onerous Contracts - R$ million

Onerous Contracts	Consolidated Balance		Changes in 2016	
	2016	2015	2Q16	1Q16
Transmission				
Contract 062/2001	614	729	-57	-58
TL Camaçari IV - Sapeaçu	95	99	-6	2
Other	50	67	-24	6
Transmission Subtotal	759	896	-87	-50
Generation				
Camaçari	81	80	-4	4
Funil	80	84	-2	-2
Coaracy Nunes	228	228	0	0
Marimbondo	71	80	-4	-4
Angra 3	1,677	0	0	1,677
Other	124	130	-3	-3
Generation Subtotal	2,261	602	-13	1,672
Distribution				
Intangible	0	0	0	0
TOTAL	**3,019**	**1,498**	**-101**	**1,622**

*The table takes into account an increase by R$50 million in the onerous contract of Amazonas Energia's intangibles, which does not affect the Company's result.

Consolidated Result - R$ million

Eletrobras


1H16
39,847
-2,577
-6,587
558
-4,486
-377
-4,222
-4,275
-8,985
8,896
1H15
16,826
330
-1,228
36
-6,254
-935
-4,077
-4,377
-611
-290
Net Operating Revenue
Financial Result
Operating provision
Shareholding
Energy purchased for resale
Fuel
PMS
Other
Taxes
Net Income/Loss

Generation and Transmission Companies' Result

R$ million

Companies Eletrobras	Operating Revenue Net		Result of Service		Profit/Loss in the Period		EBITDA		Margin EBITDA	
	1H16	1H15	1H16	1H15	1H16	1H15	1H16	1H15	1H16	1H15
Eletronorte	5,490	2,988	3,680	463	2,682	109	4,003	593	73%	20%
Chesf	10,338	1,824	8,613	42	5,737	500	8,697	99	84%	5%
Furnas	15,422	3,066	13,233	587	8,470	206	13,409	593	87%	19%
Eletronuclear	1,277	972	-3,709	114	-4,026	-14	-3,512	297	-275%	31%
Eletrosul**	2,239	768	1,670	63	908	-235	1,680	-21	75%	-3%
CGTEE	244	175	-98	-129	-313	-292	-62	-89	-25%	-51%
Amazonas G&T	157	0	-81	-88	-236	0	-49	0	-32%	-
Total	**35,167**	**9,793**	**23,308**	**1,052**	**13,222**	**274**	**24,166**	**1,472**	**69%**	**15%**

** The Result of the Subsidiary Eletrosul has been adjusted with the elimination of the values relative to the sale to Eletronorte and acknowledgment of the amortization for the concession period of the profits not carried through between companies.

Result from Distribution Companies

Eletrobras

R$ million

Eletrobras Companies	Operating Revenue Net		Result of Service*		Profit/Loss in the Period		EBITDA		Margin EBITDA	
	1H16	1H15	1H16	1H15	1H16	1H15	1H16	1H15	1H16	1H15
ED Acre	228	181	-56	-12	-116	-37	-48	-4	-21%	-2%
ED Alagoas	708	658	-29	31	-108	-70	-11	48	-2%	7%
Amazonas Distribuição de Energia S.A.	1,370	1,836	-441	-43	-1,068	-631	-390	84	-28%	5%
ED Piauí	610	621	-132	-1	-240	-69	-112	16	-18%	3%
ED Rondônia	856	571	16	39	-130	-17	35	57	4%	10%
ED Roraima	132	120	-121	-88	-149	-101	-115	-83	-87%	-69%
Total	**3,904**	**3,987**	**-763**	**-74**	**-1,811**	**-925**	**-641**	**118**	**-16%**	**3%**

* Values for consolidation purposes

Investment - 2016

Eletrobras

R$ million

Investment	2016 Budgeted*	2016 Invested 1H16	(%)
Generation	**7,352.9**	**2,737.8**	**37.2**
Corporate Expansion	4,531.8	704.8	15.6
SPEs Expansion	2,409.6	1,942.8	80.6
Maintenance	411.6	90.2	21.9
Transmission	**3,736.6**	**1,238.9**	**33.2**
Corporate Expansion	2349.6	651.3	27.7
SPEs Expansion	920.4	440.1	47.8
Maintenance	466.5	147.5	31.6
Distribution	**1,781.2**	**392.4**	**22.0**
Corporate Expansion	1,395.5	278.7	20.0
Maintenance	385.7	113.7	29.5
Other (Research , Infrastructure and Environmental Quality)	**1,064.9**	**207.2**	**19.5**
Total	**13,935.6**	**4,576.3**	**32.8**

*The budget for 2016 was modified pursuant to the Decree of 02/25/2016

Eletrobras

General Information

Operation and Expansion

Financial Performance

Capital Structure

Net Debt and Financing

Strategic Planning

Capital Structure

Common 80.4%


13.0%
6.9%
5.1%
24.0%
51.0%
Resident 11.6%
Non Resident 12.4%

Preferred 19.6%


82.8%
3.3%
6.9%
7.0%
Resident 39.0%
Non Resident 43.8%

Total R$ 31.3 billion


6.9%
4.7%
11.9%
35.5%
41.0%
Resident 16.9%
Non Resident 18.6%
Federal Government
BNDESpar
BNDES
Government Funds and CEF
Minority

Ticker
BM&FBovespa
Elet3 (Common)
Elet6 (Preferred B)
NYSE - OTC
EBRBY (Common)
EBRYY (Preferred B)
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XELTO (Common)
XELTB (Preferred B)

Evolution of the Shares

Eletrobras


IBOV Index
IEE Index
ELET3
ELET6
jul-15
ago-15
set-15
out-15
nov-15
dez-15
jan-16
fev-16
mar-16
abr-16
mai-16
jun-16


EBRYY Index
EBRBY Index
jul-15
ago-15
set-15
out-15
nov-15
dez-15
jan-16
fev-16
mar-16
abr-16
mai-16
jun-16

Quotation


5.76
12.84
1.36
3.94
10.44
17.61
2.59
5.36
R$
US$
Common
R$
US$
Preferred

Average Volume million shares


0.69
0.1
0.7
0.69
0.16
0.13
0.16
0.12
Common
Preferred

Average Volume million


1.30
1.48
1.3
1.48
0.42
0.40
0.42
0.4
R$
US$
Common
R$
US$
Preferred

BM&FBovespa: 12/31/2015 06/30/2016 ADRs – NYSE/OTC: 12/31/2015 06/30/2016

Eletrobras

General Information

Operation and Expansion

Financial Performance

Capital Structure

Net Debt and Financing

Regulatory Aspects

Strategic Planning

Net Debt - R$ billion

Consolidated


30.2
Financial Institutions
Bonds
9.0
5.9
RGR
Total 2016
R$ 45.1 billion

Consolidated Financing excluding RGR	= R$ 39.3 billion
(-) Cash + Securities	= R$ 7.5 billion
(-) Financing Receivables excluding RGR	= R$ 11.9 billion
(-) Net Balance of Itaipu's Financial Asset	= R$ 1.7 billion
(=) Net Debt excluding RGR	= R$ 18.2 billion

Parent Company


RGR
5.9
9.0
Bonds
Financial Institutions
11.6
Total 2016
R$ 26.5 billion

Consolidated Financing excluding RGR	= R$ 20.6 billion
(-) Cash + Securities	= R$ 4.9 billion
(-) Financing Receivables excluding RGR	= R$ 29.6 billion
(-) Net Balance of Itaipu's Financial Asset	= R$ 1.7 billion
(=) Net Debt excluding RGR	= R$ (15.6) billion

Leverage - R$ billion

Eletrobras



Managerial Leverage
Managerial Leverage/Managerial Ebitda (1)
Managerial Leverage/Managerial Ebitda (2)
13.6
14.4
14.1
16.3
18.2
15.2
5.9
3.8
4.4
4.9
3.0
10.4
3.8
8.2
3.7
2Q15
3Q15
4Q15
1Q16
2Q16

	2Q15	3Q15	4Q15	1Q16	2Q16
Managerial EBITDA *	2.3	3.8	2.8	1.5	2.2
Managerial EBITDA excl. DisCo.*	0.9	3.3	4.7	4.3	4.9

Adjusted Debt = Consolidated financing excluding RGR – Cash and Securities – Financing Receivables excluding RGR – Itaipu's Financial Asset

*1 accumulated in the last 12 months, as adjustment on slide 16 (managerial)

*2 accumulated in the last 12 months, as adjustment on slide 17 (managerial excluding Distribution Companies)

Debt and Indebtedness Profile

Total Debt: R$ 45,063 million



12,393
621
7,248
2,271
3,984
CDI
IPCA
TJLP
SELIC
Others



13,2%
0,6%
27,4%
58,8%
Foreign Currency
Local Currency
RGR*
Others



9,140
2,858
210
138
2
USD
USD com Libor
EURO
IENE
Others

*Taxa: 5% a.a.

Structure of the Consolidated Asset

Eletrobras

Total of Consolidated Assets
R$ 173.0 billion



Assets
30%
32%
19%
7%
8%
4%
Investment / Fixed Assets
Financial Assets - Concessions
Other
Rights to Compensation
Cash and Securities
Financing Receivables



Liabilities
29%
10%
17%
2%
12%
3%
26%
Stockholders Equity
Provisions - Contingencies
Other
Obligations of Compensation
Suppliers
RGR
Financings Payable

Eletrobras

General Information

Operation and Expansion

Financial Performance

Capital Structure

Net Debt and Financing

Strategic Planning

Distribution Companies

Eletrobras

165th Extraordinary General Meeting:

Not approval of the extension of the concession of Cepisa, Ceal, Eletroacre, Ceron, Boa Vista Energia and Amazonas Energia;

Approval the transference of the shareholding controls associated to the bid of the didistribution concessions.

Rendering of services up to December 31st 2017 or the transference of the shareholding controls, whatever happens first, by means of adequate remuneration

Adequate remuneration = Operational Generation of Cash - Investments - Interests ≥ 0

- The transfer of shareholding control of the distribution companies will be made pursuant to the rules of the National Privatization Plan ("PND");
- Tariff Adjustment: August 31st 2017;
- Possibility of receipt of sector funds during temporary rendering of services.

Strategic Planning Guidelines

Eletrobras

Management efficiency

The Five-Year Business and Management Plan is under revision and, its new edition should include, the following guidelines:

- **Improvement** of business model, governance and management of Eletrobras companies contemplating a realignment of its corporate and organizational structure;
- **Restructuring of the electricity Distribution business**, with the transfer of the shareholding control of the distribution subsidiaries;
- **Reduction of PMSO** (Personnel, Materials, Third-Party Services and Others);
- Receive the 2nd tranche **of generation indemnifications, in the amount claimed of R$ 6.1 billion, base date Dec/2012, and transmission indemnifications** relating to assets whose concessions were renewed pursuant to Law 12,783/13 - the transmission assets was received under the regulation of the MME Ordinance 120/2016;
- Standardization **of its corporate information systems** in order to support the implementation of a new model of business management;
- **Investments Review**;
- Strengthening of **investment management.**

Thank you!

Eletrobras' Investor Relations area is at your disposal for any questions or information.

Visit our IR site:

Eletrobras

www.eletrobras.com.br/elb/ri

Investors Relations

invest@eletrobras.com

Phones:
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